Exhibit 99.2

Computation of Consolidated Ratio of Earnings

($ in million)		IFRS
	Q1, 2022	2021	2020	2019	2018	2017

Excluding interest on deposits

Earnings
Income from continuing operations before income taxes	3,604	12,826	8,396	11,270	11,106	10,276
less: gain from investees	91	339	242	650	559	407

	3,513	12,487	8,154	10,620	10,547	9,869

Fixed charges	546	1,560	1,661	1,894	1,475	1,147

Earnings	4,059	14,047	9,815	12,514	12,022	11,016

Fixed charges
Interest expense	546	1,560	1,661	1,736	1,332	1,014
Estimate of the interest within rental expense	—	—	—	158	143	133

Fixed charges	546	1,560	1,661	1,894	1,475	1,147

Preference security dividend requirements(1)	58	300	240	233	238	161

Fixed charges and preferred dividends	604	1,860	1,901	2,127	1,713	1,308

Ratio of earnings to fixed charges	7.43	9.00	5.91	6.61	8.15	9.60

Ratio of earnings to combined fixed charges and preferred dividends	6.72	7.55	5.16	5.88	7.02	8.42

Including interest on deposits
Earnings
Income from continuing operations before income taxes	3,604	12,826	8,396	11,270	11,106	10,276
less: gain from investees	91	339	242	650	559	407

	3,513	12,487	8,154	10,620	10,547	9,869

Fixed charges	2,119	8,025	12,392	15,765	12,019	9,025

Earnings	5,632	20,512	20,546	26,385	22,566	18,894

Fixed charges
Interest expense	2,119	8,025	12,392	15,607	11,876	8,892
Estimate of the interest within rental expense	—	—	—	158	143	133

Fixed charges	2,119	8,025	12,392	15,765	12,019	9,025

Preference security dividend requirements(1)	58	300	240	233	238	161

Fixed charges and preferred dividends	2,177	8,325	12,632	15,998	12,257	9,186

Ratio of earnings to fixed charges	2.66	2.56	1.66	1.67	1.88	2.09

Ratio of earnings to combined fixed charges and preferred dividends	2.59	2.46	1.63	1.65	1.84	2.06

Note (1)	Preference security dividend requirements include the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities.